October 17, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Halyard Health, Inc. – Registration Statement on Form 10 (File No. 001-36440)

Dear Mr. Mancuso:

On October 15, 2014, Halyard Health, Inc., a Delaware corporation (the “Company”) filed a request (the “Effectiveness Request”) that the effectiveness of its Registration Statement on Form 10 (File No. 001-36440) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective as of 4:00 p.m. Eastern Time on October 17, 2014, or as soon thereafter as practicable.

In connection with the Effectiveness Request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John W. Wesley
John W. Wesley Vice President – Deputy General Counsel Kimberly-Clark Corporation / Senior Vice President, General Counseland Corporate Secretary for Halyard Health, Inc.

cc:	Robert Abernathy

Chief Executive Officer

Halyard Health, Inc.

Robert Westover

Associate General Counsel

Kimberly-Clark Corporation

Samantha Crispin

Partner

Baker Botts L.L.P.

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